SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of December 2002 Commission File Number 1-8481
                                -----------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F                          Form 40-F     X
                    -----------                         -----------


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No     X
              -----------                       -----------


   If  "Yes"  is  marked,  indicate  below  the  file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b): 82-           .
                                                 -----------


This Form 6-K is not incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

                             MATERIAL CHANGE REPORT

                   Section 146 of the Securities Act (Alberta)
               Section 85 of the Securities Act (British Columbia)
              Section 76 of The Securities Act, 1990 (Newfoundland)
                 Section 81 of the Securities Act (Nova Scotia)
                   Section 75 of the Securities Act (Ontario)
              Section 84 of The Securities Act, 1988 (Saskatchewan)


Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000 de La gauchetiere West, Suite 3700, Montreal, Quebec, H3B 4Y7.

Item 2 - Date of Material Change

December 2, 2002

Item 3 - Press Release

A press release announcing the material change was issued by BCE on December 2, 2002 in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 - Summary of Material Change

On December 2, 2002, BCE announced that it had completed the purchase of an approximate 16% interest in Bell Canada from an affiliate of SBC Communications Inc. ("SBC") for CDN$4.99 billion.

Item  5 - Full Description of Material Change

On December 2, 2002, BCE announced that it had completed the purchase of an approximate 16% indirect interest in Bell Canada (the "Remaining Interest") from an affiliate of SBC for CDN$4.99 billion. The purchase resulted from the exercise by BCE on November 11, 2002 of an option granted by Ameritech Canada Business Trust ("Ameritech Trust"), an affiliate of SBC, to BCE in respect of the Remaining Interest. With the closing of this transaction, BCE now indirectly owns 100% of Bell Canada's outstanding common shares.

BCE issued CDN$250 million of BCE common shares to Ameritech Trust on December 2, 2002 as partial consideration for the CDN$4.99 billion purchase price. BCE raised the funds required for the payment of the balance of the purchase price of CDN$4.74 billion from proceeds resulting from the recently completed public issuance by BCE of common shares and debt securities and the sale of Bell Canada's directories business.

Item 6 - Reliance/Confidential

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

Martine Turcotte
Chief Legal Officer
(514) 870-4637

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.



DATED at Montreal, Quebec this 12th day of December, 2002

BCE INC.
by       (signed) Martine Turcotte
         ----------------------------------------------------
         Name:      Martine Turcotte
         Title:     Chief Legal Officer

News Release

For Immediate Release

              BCE COMPLETES PURCHASE OF 100 PER CENT OF BELL CANADA

Montreal (Quebec), December 2, 2002 -- BCE Inc. (NYSE, TSX: BCE) today announced that it has completed the purchase of approximately 16 per cent in Bell Canada from an affiliate of SBC Communications Inc. of San Antonio, Texas
(SBC) for Cdn $4.99 billion.

"With 100% ownership of Bell Canada, we can clearly focus on our future, fully in control of our key asset," said Michael Sabia, President and CEO of BCE Inc. "That focus will be on simplifying Bell Canada, driving productivity gains and continuing to strengthen our balance sheet."

BCE raised the funds required for the payment of the Cdn $4.99 billion from proceeds resulting from the recently completed public issuance by BCE of common shares and debt securities, the sale of Bell Canada's directories business, and the issuance today of Cdn $250 million of BCE common shares to an affiliate of SBC.

"The success of the initiatives we took to finance the repurchase of Bell speaks to the overall strength of the company, and its prospects for the future," concluded Mr. Sabia.

About BCE
BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand.BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry --
CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian
Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --

For further information:
Nick Kaminaris                               George Walker
Communications                               Investor Relations
(514)786-3908                                (514) 870-2488
Web site: WWW.BCE.CA

                                   SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                BCE Inc.



                                      (Signed Michael T. Boychuk)
                          -----------------------------------------------------

                                           Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                                         Date: December 12, 2002